[Letterhead of FedFirst Financial Corporation]

May 12, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FedFirst Financial Corporation
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-165437

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, FedFirst Financial Corporation (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on May 14, 2010, at 4:00 p.m. or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Aaron M. Kaslow of Kilpatrick Stockton LLP at 202.508.5825.

Very truly yours,

/s/ Patrick G. O’Brien
Patrick G. O’Brien President and Chief Executive Officer

cc:	Gregory Dundas, Securities and Exchange Commission

[Stifel Nicolaus Letterhead]

May 12, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FedFirst Financial Corporation
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-165437

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join FedFirst Financial Corporation (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on May 14, 2010, at 4:00 p.m., or as soon thereafter as practicable.

Very truly yours,

/s/ Robin P. Suskind
name: Robin P. Suskind title: Managing Director